EXHIBIT 99.4

Consent of Director Nominee

January 10, 2014

Amber Road, Inc.

One Meadowlands Plaza

East Rutherford, New Jersey 07073

Ladies and Gentlemen:

Pursuant to Rule 438 of Regulation C promulgated under the Securities Act of 1933, as amended, and in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by Amber Road, Inc. (the “Issuer”), I hereby consent to being named and described as a prospective member of the board of directors of the Issuer in the Registration Statement and any amendment thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto. I confirm that I intend to join the board of directors of the Issuer if (i) I am appointed to such board by the existing board and (ii) the closing of the initial public offering of common stock of the Issuer has occurred.

/s/ John Malone
John Malone